Exhibit 99.2

Quarterly Report

For the quarter ended

March 31, 2006

Adherex Technologies Inc.

(a development stage company)

Consolidated Balance Sheets

U.S. dollars and shares in thousands, except per share information

	March 31, 2006	December 31, 2005
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$9,509	$11,916
Cash pledged as collateral	53	53
Short-term investments	391	1,175
Accounts receivable	15	15
Investment tax credits recoverable	129	129
Prepaid expense	50	59
Other current assets	52	52

Total current assets	10,199	13,399

Capital assets	360	374
Leasehold inducements	499	518
Acquired intellectual property rights	13,610	14,154

Total assets	$24,668	$28,445

Liabilities and shareholders’ equity

Current liabilities
Accounts payable	$1,085	$1,385
Accrued liabilities	1,331	1,279

Total current liabilities	2,416	2,664

Deferred lease inducement	559	537
Future income taxes	4,975	5,174
Other long-term liabilities	40	13

Total liabilities	7,990	8,388

Commitments and contingencies

Shareholders’ equity
Common stock, no par value; unlimited shares authorized; 42,629 shares issued and outstanding	41,268	41,268
Contributed surplus	25,481	25,338
Cumulative translation adjustment	5,850	5,850
Deficit accumulated during development stage	(55,921)	(52,399)

Total shareholders’ equity	16,678	20,057

Total liabilities and shareholders’ equity	$24,668	$28,445

(The accompanying notes are an integral part of these unaudited interim consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Operations

U.S. dollars and shares in thousands, except per share information

Unaudited

	Three Months Ended March 31,
	2006	2005
Revenue	$—	$—

Operating expenses:
Research and development	2,560	2,018
General and administration	747	718
Amortization of acquired intellectual property rights	544	681

Loss from operations	(3,851)	(3,417)

Interest expense	(1)	(4)
Interest income	131	53

Total other income and (expense)	130	49

Loss before income taxes	(3,721)	(3,368)
Recovery of future income taxes	199	249

Net loss	$(3,522)	$(3,119)

Accumulated deficit- Beginning of period	(52,399)	(33,154)

Accumulated deficit – End of period	$(55,921)	$(36,273)

Net loss per share of common stock, basic and diluted	$(0.08)	$(0.09)

Weighted-average number of shares of common stock outstanding, basic and diluted	42,629	36,535

(The accompanying notes are an integral part of these unaudited interim consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Cash Flows

U.S. dollars and shares in thousands, except per share information

Unaudited

	Three Months Ended March 31,
	2006	2005
Cash flows from (used in):
Operating activities:
Net loss	$(3,522)	$(3,119)
Adjustments for non-cash items:
Amortization of capital assets	19	88
Amortization of acquired intellectual property rights	544	681
Recovery of future income taxes	(199)	(249)
Amortization of leasehold inducements	41	—
Stock options issued to employees	143	188
Changes in operating assets and liabilities	(239)	(176)

Net cash used in operating activities	(3,213)	(2,587)

Investing activities:
Redemption of short-term investments	784	—
Purchase of capital assets	(5)	(19)

Net cash provided (used) in investing activities	779	(19)

Financing activities:
Security deposits received	40	—
Issue costs	—	(145)
Other liability repayments	(13)	(18)

Net cash provided (used) in financing activities	27	(163)

Net change in cash and cash equivalents	(2,407)	(2,769)

Cash and cash equivalents - Beginning of period	11,916	17,472

Cash and cash equivalents - End of period	$9,509	$14,703

(The accompanying notes are an integral part of these unaudited interim consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Notes to Consolidated Financial Statements

U.S. dollars and shares in thousands, except per share information

1. Nature of Operations

Adherex Technologies Inc. (“Adherex”), together with its wholly-owned subsidiaries Oxiquant, Inc. (“Oxiquant”) and Adherex, Inc., both Delaware corporations, and Cadherin Biomedical Inc. (“CBI”), a wholly-owned Canadian subsidiary, collectively referred to herein as the “Company,” is a development stage biopharmaceutical company with a portfolio of product candidates under development for use in the treatment of cancer.

2. Significant Accounting Policies

Basis of presentation

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the accounts of Adherex Technologies Inc. and its wholly-owned subsidiaries. The accounting policies used in the preparation of these interim financial statements conform to those used in the Company’s annual financial statements. These interim financial statements do not include all of the disclosures included in the annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company’s audited financial statements and notes for the year ended December 31, 2005.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

3. Acquired Intellectual Property

On November 20, 2002 Adherex acquired certain intellectual property rights directed to therapeutics with a focus in chemoprotection and chemoenhancement. The intellectual property rights reside in Oxiquant, a holding company with no active business.

The acquired intellectual property rights are being amortized over their estimated useful lives of 10 years. The amortization of the acquired intellectual property rights totaled $544 and $681 for the three-month periods ended March 31, 2006 and 2005, respectively.

4. Shareholders’ Equity

Stock-based Compensation

Stock-based compensation expense relating to employees totaled $143 for the three-months ended March 31, 2006 and $188 for the three-months ended March 31, 2005. In estimating the value of each stock option grant, the Black-Scholes option pricing model was used with the following calculation assumptions for the periods ended March 31, 2006 and 2005: expected dividend of 0%, risk free interest rate of 4%, expected volatility of 70% and expected life of 7 years.

There was no stock-based compensation expense relating to external consultants for the three-month periods ended March 31, 2006 and 2005.

Adherex Technologies Inc.

(a development stage company)

Notes to Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

5. Subsequent Event

May 2006 Private Placement

On May 8, 2006 the Company closed a private placement offering of units for $6,512 in gross proceeds. Each unit consisted of one common share and 0.30 of a common share purchase warrant. The Company issued 7,753 units at a price of $0.84 per unit. Each whole warrant is exercisable for four years from closing at an exercise price of $0.97 per share.